Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

July 24, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Branch Chief
Wei Lu, Staff Accountant
Parhaum J. Hamidi, Staff Attorney
Norman von Holtzendorff, Senior Counsel
Ronald Winfrey, Petroleum Engineer

Re:	Vanguard Natural Resources, LLC Amendment No. 1 to Registration Statement on Form S-4
Filed July 9, 2015
File No. 333-204696
Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated July 8, 2015
File No. 1-33756
Dear Mr. Schwall:
This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”, “Vanguard”, “We”, “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 20, 2015, relating to the Company’s Registration Statement on Form S-4 (File No. 333-204696) (the “LRE/Vanguard Form S-4”), which was filed with the Commission on June 3, 2015, as amended by Amendment No. 1 to the LRE/Vanguard Form S-4 (“LRE/Vanguard Amendment No. 1”), which was filed with the Commission on July 9, 2015, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Vanguard Form 10-K”), which was filed with the Commission on March 2, 2015.
Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the LRE/Vanguard Form S-4 (“LRE/Vanguard Amendment No. 2”) and Amendment No. 2 (“EROC/Vanguard Amendment No.2”) to the Company’s Registration Statement on Form S-4 (File No. 333-204982), which was filed with the Commission on June 16, 2015 as amended by Amendment No. 1 (“EROC/Vanguard Amendment No.1”), which was filed with the Commission on July 9, 2015. The changes made to EROC/Vanguard Amendment No. 2 are conforming changes that address those comments applicable to the EROC/Vanguard Amendment No. 1. For your convenience, we will hand deliver three complete copies of LRE/Vanguard Amendment No. 2 and EROC/Vanguard Amendment No. 2, as well as three copies of LRE/Vanguard Amendment No. 2 and EROC/Vanguard Amendment No. 2 that are marked to show all changes made since the filing of LRE/Vanguard Amendment No. 1 and EROC/Vanguard Amendment No. 1, respectively.

U.S. Securities and Exchange Commission
July 24, 2015

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that the Vanguard Form 10-K is materially accurate and, accordingly, that amendment is not necessary. As further detailed below, we have proposed updates to our disclosure to be made in future filings with the Commission.
Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro forma Combined Financial Information, page 153
Note 2 – Unaudited Pro Forma Combined Balance Sheet, page 162

1.
We note your response to prior comment 11. With regard to pro forma adjustment (f), your response states that you did not enter into any contractual arrangements with any employees of LRR Energy, LP that relate to severance payments. With regard to pro forma adjustment (l), your response states that you have not yet determined whether any of the officers or employees of Eagle Rock Energy G&P, LLC subject to the change of control agreements described in your response will be terminated in connection with the proposed acquisition. Based on the information provided in your response, it appears that the timing and effects of these actions may be too uncertain to meet the criteria for pro forma adjustments per Rule 11-02 of Regulation S-X. Please revise your pro forma balance sheet or provide us with additional information regarding these pro forma adjustments.

Response:
We acknowledge the Staff’s comment. As previously noted, we did not enter into any contractual arrangement with employees of either LRR Energy, L.P. or Eagle Rock Energy G&P, LLC. Cash severance payments will become due to LRE GP, LLC’s Chief Financial Officer, pursuant to an agreement between LRR Energy, L.P. and the Chief Financial Officer of LRR Energy, L.P. in connection with the execution of the merger agreement. There is no uncertainty related to the Chief Financial Officer’s termination or severance payments that will be made to him. At the time of our response date July 8, 2015, we had not yet determined which officers or employees of Eagle Rock Energy G&P, LLC would be terminated in connection with the proposed acquisition. However, since then we have determined that all of the officers and some of the employees of Eagle Rock Energy G&P, LLC will be terminated in connection with the proposed acquisition. There is no longer any uncertainty related to which officers and employees will be terminated or how much severance will be paid to such terminated officers and employees pursuant to the change of control agreements and plan, as applicable. We have further updated our pro forma adjustments to reflect the decisions to terminate these officers and employees. These adjustments are reflected in LRE/Vanguard Amendment No. 2. Please read page 187 of LRE/Vanguard Amendment No. 2.

U.S. Securities and Exchange Commission
July 24, 2015

Note 3 – Pro Forma Adjustments to Unaudited Combined Statements of Operations, page 166

2.
We note the revised disclosure provided in response to prior comment 12. As the pro forma adjustments to interest expense appear to be based on a variable interest rate, please expand your disclosure to address the effect of a 1/8 percent variance in interest rates.

Response:
We acknowledge the Staff’s comment and have updated our disclosure under pro forma adjustments (h) and (p) to address the effect of a 1/8 percent variance in interest rates. Please see pages 168 and 169 of LRE/Vanguard Amendment No. 2.
Form 10-K for Fiscal Year Ended December 31, 2014
Oil, Natural Gas and NGLs Data, page 8
Proved Undeveloped Reserves, page 11

3.
In your response to our prior comment 14, you stated that your figures for historical PUD conversion are 23%, 30% and 55% versus ours of 9.4%, 2.6% and 3.7% for 2014, 2013 and 2012, respectively. Below is a table with our calculation of PUD conversion for 2014. We see similar results for 2013 and 2012. Please furnish to us the details of your conversion calculations for 2014, 2013 and 2012. It appears to us that you included “dropped” PUD volumes with those PUD volumes that are drilled during the year; if that is the case, tell us why you believe that is appropriate.

YE2014 Form 10-K, page 11	PUD BCFE	Conversion Fract
YE2013	224
Drilled	-21	21/224 = .094
Revision (dropped)	-101
Revision (volumes, prices)	35
Acquisition	517
YE2014	654
Please include the details of the conversion calculations for the non-operated PUD reserves you submitted in response to our prior comment 17.
Response:
We acknowledge the Staff’s comment. The formula we used to calculate our PUD conversion ratio is as follows:
Conversion Fraction = (PUDs drilled + PUDs dropped) / (Prior Year PUD reserve balance)

U.S. Securities and Exchange Commission
July 24, 2015

As stated in our pervious response to the prior comment 14, the conversion percentage calculation provided above does not take into consideration changes in our five-year development plan, due to PUD reserves added from new acquisitions during the year, changes in commodity prices and updated well economics. To illustrate, at fiscal year ended December 31, 2013, our five-year development plan was focused on the Arkoma Basin. During 2014, we acquired properties in the Green River Basin and the Gulf Coast Basin and therefore, changed our five-year development plan to focus on the newly added properties. Accordingly, the PUDs at December 31, 2013 in the Arkoma Basin that were scheduled to be drilled within the five year rule were replaced by PUDs added from the 2014 acquisitions. As such, taking 2013 PUDs converted during 2014 alone into consideration, as shown in the calculation above, does not represent our historical conversion rate since the capital that was scheduled to be spent on 2013 PUDs was spent on PUDs added during 2014. Our development plan is periodically reviewed and re-optimized to reflect new acquisitions, the current pricing environment (including changes in the pricing outlook) and updated well economics. Therefore, we periodically drop PUD reserves that have been removed from management’s five-year development plan. As such, taking dropped reserves into consideration is a reasonable way to illustrate our historical conversion rate. Below is an illustration of this calculation for each of the last three years for both total PUD reserves and non-operated PUD reserves.

Total PUD Conversion Calculation
Fiscal Year Ended	Prior Year PUD Reserves (BCFE)	Dropped PUD Reserves (BCFE)	Developed PUD Reserves (BCFE)	Conversion Factor	Detail Calculation
12/31/2012	66.9	14.3	1.3	23.3%	(1.3+14.3)/66.9
12/31/2013	237.9	66.1	6.3	30.4%	(6.3+66.1)/237.9
12/31/2014	224.0	102.5	21.0	55.1%	(21+102.5)/224

Non-operated PUD Conversion Calculation
Fiscal Year Ended	Prior Year PUD Reserves (BCFE)	Dropped PUD Reserves (BCFE)	Developed PUD Reserves (BCFE)	Conversion Factor	Detail Calculation
12/31/2012	36.8	13.8	0	37.5%	(0+13.8)/36.8
12/31/2013	152.7	40.5	4.4	29.4%	(4.4+40.5)/152.7
12/31/2014	115.8	98.2	13.5	96.5%	(13.5+98.2)/115.8

U.S. Securities and Exchange Commission
July 24, 2015

Non-operated PUD Conversion Calculation as of June 30th, 2015 as disclosed in prior comment #17
Fiscal Year Ended	Non-Operated PUD Reserves, Bcfe	Non-Operated PUD Reserves Developed as of June 30, 2015, Bcfe	Percent of Non-Operated PUD Developed as of June 30, 2015	Detail Calculation
12/31/2012	152.7	11.1	7.3%	(11.1/152.7)
12/31/2013	115.8	13.5	11.7%	(13.5/115.8)
12/31/2014	380.2	34.0	8.9%	(34/380.2)

Management Discussions and Analysis and Results of Operations, page 56
Recent Developments and Outlook, page 56

4.
The proposed disclosure provided in response to prior comment 18 appears to address the impact of a $1.00 per MMBtu decline in natural gas prices and a $6.00 per barrel decline in oil prices to your proved reserves. However, our comment requested that you provide disclosure quantifying the impact of continued low commodity prices to your proved reserve quantities based on potential scenarios deemed reasonably likely to occur by management. Please revise to provide this type of disclosure.

Response:
We acknowledge the Staff’s comment. We direct the Staff to the disclosure on page 27 of the Vanguard Form 10-K, which contains the risk factor titled “Continued low oil, natural gas and NGLs prices and other factors have resulted, and in the future may result, in ceiling test or goodwill write-downs and other impairments of our asset carrying values.” In that Risk Factor we discuss the additional impairments that we may incur during 2015 if low commodity prices continue. Specifically, we stated: “We expect to record an additional impairment of our oil and natural gas properties during 2015 as a result of declining oil and natural gas prices. Based on the 11-month average oil, natural gas and NGLs prices through February 1, 2015 and if such prices do not change during March 2015, we estimate that, on a pro forma basis, we will record a ceiling test write down on our existing assets of approximately $530.9 million at March 31, 2015 and an additional write down of $562.4 million for the remainder of the year ending December 31, 2015. However, whether the amount of any such impairments will be similar in amount to such estimates, is contingent upon many factors such as the prices of oil, natural gas and NGLs for the remainder of 2015, increases or decreases in our reserve base, changes in estimated costs and expenses, and oil and natural gas property acquisitions, which could increase, decrease or eliminate the need for such impairments.”
We also direct the Staff to the disclosure under “Recent Developments and Outlook” on page 57 of the Vanguard Form 10-K, which stated: “We expect to record an additional impairment of our oil and natural gas properties during 2015 as a result of declining oil and natural gas prices. Based on the

U.S. Securities and Exchange Commission
July 24, 2015

11-month average oil, natural gas and NGLs prices through February 1, 2015 and if such prices do not change during March 2015, we estimate that, on a pro forma basis, we will record a ceiling test write down on our existing assets of approximately $530.9 million at March 31, 2015 and an additional write down of $562.4 million for the remainder of the year ending December 31, 2015. However, whether the amount of any such impairments will be similar in amount to such estimates, is contingent upon many factors such as the prices of oil, natural gas and NGLs for the remainder of 2015, increases or decreases in our reserve base, changes in estimated costs and expenses, and oil and natural gas property acquisitions, which could increase, decrease or eliminate the need for such impairments.”
In our quarterly reports on Form 10-Q, we update our reserve numbers based on internal estimates. Most recently, on page 27 of our quarterly report on Form 10-Q for the quarter ended March 31, 2015, we provided updated reserve estimates based on a historical average 12-month pricing at March 31, 2015. When we file our quarterly report on Form 10-Q for the quarter ended June 30, 2015, we will provide updated reserve estimates as of June 30, 2015 based on historical average 12-month average pricing at June 30, 2015. We note that not all of our peer companies provide investors with updated reserve information on a quarterly basis. However, we believe that such disclosure helps our investors understand current reserves especially when commodities prices are volatile as is the case this year. Also, in future annual reports on Form 10-K, should the pricing environment be similar to the current environment, we will provide further explanation in our Recent Development and Outlook section in regards to the risks associated with the low commodity price environment, along with a quantitative disclosure regarding the impact to our reserve quantities similar to the following (changes are reflected in bold type):

“The dramatic decline in commodity prices has had an impact on our unit price. During 2014, our common unit price fluctuated from a closing high of $32.95 on July 25, 2014 to a closing low of $13.59 on December 15, 2014. This low commodity price environment has had and will continue to have a direct impact on our revenue, cash flow from operations and Adjusted EBITDA until commodity prices improve. Sustained low prices of oil and natural gas could have a material adverse impact on our financial condition, profitability, future growth, borrowing base and the carrying value of our oil and natural gas properties. Additionally, sustained low prices of oil, natural gas and NGLs could reduce the amount of oil, natural gas and NGLs that we can produce economically. To illustrate the impact of a sustained low commodity price environment, we present the following two examples: (1) if we reduced the 12-month average price for natural gas by $1.00 per MMBtu and if we reduced the 12-month average price for oil by $6.00 per barrel, while production costs remained constant (which has historically not been the case in periods of declining commodity prices and declining production), our total proved reserves as of December 31, 2014 would decrease from 2,031.3 Bcfe to 1,897.7 Bcfe, based on this price sensitivity generated from an internal evaluation of our proved reserves; and (2) if natural gas prices were $3.34 per MMBtu (or a $1.02 price decline from the 12-month average price of $4.36) and oil prices were $59.07 per barrel (or a $35.80 price decline from the 12-month average price of $94.87), while production costs remained constant (which has historically not been the case in periods of declining commodity prices and declining production), our total proved reserves as of December 31, 2014 would decrease from 2,031.3 Bcfe to 1,820.9 Bcfe. The preceding assumed prices in example (2) were derived from the 5-year New York Mercantile Exchange (NYMEX) forward strip price at July 20, 2015. Our management believes that the use of this 5-year NYMEX forward strip price may help provide investors with an understanding of the impact of a sustained low commodity price

U.S. Securities and Exchange Commission
July 24, 2015

environment to our proved reserves through a reasonable downsize case assumption. However, the use of this 5-year NYMEX forward strip price is not necessarily indicative of management’s overall outlook on future commodity prices. We intend to improve our financial outlook through opportunistic hedging and profitable drilling and acquiring new oil and natural gas properties. We foresee significant long term benefits in acquiring assets in this low price commodity environment.”

5.
Your response to prior comment 19 states that 41.5 Bcfe of proved undeveloped reserves (“PUDs”) associated with your operated horizontal Woodford Shale drilling program were deferred in favor of other development opportunities. Please tell us why the development of these PUDs was deferred while other PUDs in the Arkoma Basin were written-off due to revisions in the timing of your drilling development plan. As part of your response, please tell us whether the deferred PUDs meet your typical investment criteria.

Response:
We acknowledge the Staff’s comment. As part of the annual review of our five-year development plan, we evaluated our entire Arkoma Woodford horizontal program. This evaluation led to the removal of all non-operated Arkoma Woodford PUD locations due to the uncertainty in the activity of our partners in response to low commodity prices. The remaining operated locations were evaluated for expected economic returns, and those locations that did not meet our investment criteria of positive present value discounted at 10 percent (PV-10) were removed. The remaining PUD locations that we operate and that have expected positive PV-10 were ranked against other drilling opportunities. Some of these PUD locations were subsequently deferred by up to two years based on management expectations of future company cash flow and available development capital. Some operated PUD locations in Arkoma Woodford were deferred beyond five years from the initial book date and were subsequently removed from our proved reserves to comply with the five year rule. All proved undeveloped reserves included in the company’s filing for the fiscal year ending December 31, 2014 meet or exceed the company’s typical investment criteria.
*****

U.S. Securities and Exchange Commission
July 24, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our responses, LRE/Vanguard Amendment No. 2, EROC/Vanguard Amendment No. 2 or the Vanguard Form 10-K to undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

cc: Scott W. Smith, President, Chief Executive Officer and Director, Vanguard Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP